
IDB
Inter-American
Development Bank

File No. 83-1
Regulation IA
Rule 3

December 18, 2017

File Desk
United States Securities
 and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated December 18, 2017 of the Inter-American Development Bank (the "Bank"), being filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated December 18, 2017.

Sincerely yours,

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

Enclosures